CORRESP 2 umt20092.htm

VIA EDGAR

April 14, 2009

Mr. Jonathan Wiggins
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:  United Mortgage Trust
        Form 10-K for the Year Ended December 31, 2007
        Forms 10-Q for the Quarters Ended March 31, June 30, and September 30, 2008
        File No. 0-32409

Dear Mr. Wiggins:

We are writing in response to your letter of January 29, 2009. Thank you for your courtesy in extending the date for our response. For convenience, we have reproduced the comments and our response immediately follows the reproduced comment.

Form 10-K for the Year Ended December 31, 2007

General

COMMENT

Note B. Summary of Significant Accounting Policies, page 42

We note your response to our prior comment 2.  You state that the assets and liabilities of UMT LT Trust (‘UMTLT’) and UMT Funding Trust (‘UMTF’) are consolidated with and carried on your balance sheet.  However, we note your disclosure in your Form 10-K for the year ended December 31, 2004 that UMTLT and UMTF are qualifying special purpose entities (‘QSPE’s’).  Please note that paragraph 46 of SFAS No. 140 states that a QSPE shall not be consolidated in the financial statements of a transferor or its affiliates.  Please tell us whether UMTLT and UMTF are QSPE’s and tell us what assets and liabilities of these entities are carried on your balance sheet.  Specifically, tell us how you account for the Class B certificates retained by UMTF and your interests in UMTLT and UMTF, and cite the authoritative literature you relied upon in your conclusion.  In addition, please revise your disclosure in future filings to be consistent with the provisions of SFAS No. 140 and provide us with your proposed disclosure.

RESPONSE TO COMMENT:

A.           Status as QSPEs

(1)	According to paragraph 35 of SFAS No. 140, a QSPE is a trust or other legal vehicle that meets all of the following conditions:

1.	It is demonstrably distinct from the transferor.

2.	Its permitted activities are significantly limited.

3.	It may permanently hold only financial assets.

UMT LT and UMTF meet all of these requirements and are therefore QSPE’s.  These QSPE’s hold only financial assets comprised of mortgage loans and have no liabilities.

B.           Accounting for Class B Certificates

Paragraphs 73 through 77 of SFAS No. 140 describe the financial reporting methodology used by UMT, the Transferor, in the securitization transactions.

Paragraph 73 of SFAS No. 140 states that “Securitizations of mortgage loans may include pools of single-family residential mortgages or other types of real estate mortgage loans,…”  Each of the two securitization transactions consisted of the securitization of a defined pool of single-family residential mortgages.

Paragraph 74 of SFAS No. 140 states “An originator of a typical securitization (the transferor) transfers a portfolio of financial assets to an SPE, commonly a trust.  In “pass-through” and “pay-through” securitizations, receivables are transferred to the SPE at the inception of the securitization, and no further transfers are made; all cash collections are paid to the holders of beneficial interests in the SPE.”  To effect the securitization transactions, we identified and isolated pools of specific single-family residential mortgage loans and transferred these pools to an SPE, UMTLT, which then sold the pools to another SPE, UMTF.

Paragraph 75 of SFAS No. 140 states “Beneficial interests in the SPE are sold to investors and the proceeds are used to pay the transferor for the assets transferred.”  UMT, as Transferor, sold the beneficial interests consisting of the 9.25% Class A Notes, in the securitized mortgage pools and the proceeds from these sales were used to pay the Transferor.  Paragraph 75 also states “The cash collected from the portfolio is distributed to the investors and others as specified by the legal documents that established the SPE.”  Consistent with this paragraph, the Mortgage Loan Sale Agreement applicable to the securitization and sale transactions provides that the cash collected from each portfolio is distributed to the investors.

Finally, paragraph 76 of SFAS No. 140 states “Pass-through, pay-through, and revolving-period securitizations that meet the criteria in paragraph 9 qualify for sale accounting under this Statement.”

In order to qualify for sale accounting, paragraph 9 of SFAS No. 140 requires the transferor to surrender control over the transferred assets.  Control is deemed to be surrendered if the three following conditions are met:

1.	The transferred assets have been isolated from the transferor.

2.	The transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition constrains the transferee from taking advantage of these rights.

3.	The transferor does not maintain effective control over the transferred assets.

In these two securitization transactions:  (1) The transferred assets were isolated from the transferor (”UMT’) and were transferred to a Trust Fund created under the Trust Agreement.  (2) The 9.25% Class A Notes were then sold to Bayview Financial Trading Group, L.P. (Bayview).  The transferee, Bayview, has no constraints on its rights of ownership pursuant to the Purchase Agreement.  Finally, (3) the transferor, UMT, did not maintain effective control over the transferred assets sold to Bayview. Therefore, we believe these securitizations qualify for sale accounting.

The Class B Certificates were retained by the Depositor and represent UMT’s beneficial interest in the mortgage loan pools and are carried on our balance sheet at their estimated fair value based on management’s best estimate of the key assumptions: credit losses, prepayment rates and discount rates commensurate with the risks involved.  This accounting is in accordance with paragraph 10.c. of SFAS No. 140.  That paragraph states that a transferor is to continue to carry any interest it continues to hold in transferred assets, which include beneficial interests in assets transferred to a qualifying SPE in a securitization, in its statement of financial position.  The Class B Certificates are carried on our balance sheet at their fair value and we do not consolidate the assets and liabilities of the QSPE’s on our balance sheet.

As noted in your letter, paragraph 46 of SFAS No. 140 provides that SPE’s shall not be consolidated in the financial statements of a transferor or its affiliates.  We acknowledge that our existing disclosure states that UMT consolidates these QSPE’s. However, that statement was made inadvertently and is inaccurate. In fact, UMT does not consolidate these QSPE’s in its financial statements. The Class B Certificates are carried in our statement of financial position as representing our beneficial interest in the QSPE’s.  Therefore, although we believe that the financial statement impact is the same as if consolidated, we recognize that our description of how we have accounted for these transactions is incorrect. We undertake to revise our disclosure in future filings to be consistent with the provisions of SFAS No. 140 as follows:

Principles of Consolidation

The accompanying consolidated financial statements do not include accounts of the Company‘s  wholly-owned subsidiaries, UMT LT Trust and UMT Funding Trust, both of which are qualified special purpose entities.

We further advise you supplementally that, relying on the principal that transactions occurring before the date of any of the financial statements being presented are not required to be disclosed in the footnotes, we deleted the footnote references to these securitizations in our Annual Report on Form 10-K for the year ended December 31, 2008. However, because we continue to carry the Class B Certificates in our statement of financial position, we believe it is appropriate that footnotes describing the circumstances giving rise to and our accounting for these certificates remain. We undertake to restore the footnotes in our future filings for so long as the Class B certificates remain on our balance sheet. If you do not concur with our analysis on this issue, please advise us.

Please refer to our proposed revised securitization footnote disclosure in Exhibit A attached.

CLOSING COMMENTS:

UMT acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us in the event that you have any questions regarding our responses or if you have any additional comments.

Very truly yours,

/s/ Christine A. Griffin
President, Chief Executive Officer and Chief Financial Officer
United Mortgage Trust
1301 Municipal Way, Suite 220
Grapevine, TX  76051

Exhibit A – Revised Securitization Disclosure to be included in future filings

Securitizations

In April 2004, but effective January 1, 2004, we transferred certain residential mortgages and contracts for deed to a wholly-owned special purpose entity called UMT LT Trust (‘UMTLT’), a Maryland real estate investment trust.

On April 13, 2004, through UMTLT (‘Seller’) and another newly created, wholly-owned subsidiary, UMT Funding Trust, a Maryland real estate investment trust, as the 'Depositor', we completed a securitization of $12,593,587 principal amount of mortgage loans carrying a weighted average interest rate of 11.66% through the private issuance of $9,455,520 in 9.25% Class A Notes ('Notes'). The Notes, together with  $3,138,067 in Class B Certificates (the 'Certificates'), (collectively referred to as the 'Securities') were issued by Wachovia Bank as Trustee pursuant to a Trust Agreement dated as of April 1, 2004 between the Bank and the Depositor. The Securities evidence the entire beneficial ownership interest in a Trust Fund created under the Trust Agreement, which consists of a pool of performing first lien residential mortgage loans (the 'Mortgage Loans') with an aggregate principal balance of $12,593,587 as of April 13, 2004. We transferred the Mortgage Loans to the Seller as a capital contribution and the Seller sold the Mortgage Loans to the Depositor pursuant to a Mortgage Loan Sale Agreement dated as of April 1, 2004.

The Depositor then sold the $9,455,520 of the 9.25% Class A Notes to Bayview Financial Trading Group, L.P. ('Bayview'), at one hundred percent (100%) of the original balance of the Senior Security (the Class A Notes) plus accrued interest from the cut-off date to the date of purchase pursuant to a Purchase Agreement dated as of April 13, 2004 between Bayview, the Depositor and us.  We accounted for this transaction as an asset sale at par value. The Notes were sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.  The Class B certificates were retained by the Depositor.

In connection with this securitization, the Company retained servicing responsibilities and a $3,138,067 subordinated interest.  The Company will receive annual servicing fees of 0.5 percent of the outstanding balance, which the Company has assigned to PSC. The Company did not record a servicing asset or liability for the servicing rights retained as the fees will be paid directly to PSC.

The Company has rights to future cash flows arising after the Investor in the securitization trust has received the return for which they contracted, 9.25 percent.

The Mortgage Loan Sale Agreement includes a right on the part of the Depositor to require the Seller to repurchase certain Mortgage Loans upon the Seller's breach of a representation or warranty with respect to certain characteristics of the Mortgage Loans.  We have agreed to guarantee the obligations of the Seller under the Mortgage Loan Sale Agreement, including the obligation of the Seller to repurchase Mortgage Loans as to which the Seller has breached a representation or warranty. The Class B Certificates give the Depositor the right to receive all remaining monthly principal and interest after all payments due on the Class A Notes and all principal and interest on the Mortgage Loans after retirement of the Class A Notes.  The Class B Certificates were retained by the Depositor, which represent our beneficial interest in the pool of mortgage loans, are carried on our balance sheet.

Simultaneously with the Depositor’s conveyance of the Mortgage Loans to the Trustee and pursuant to the terms of a Servicing Rights Transfer Agreement dated as of April 1, 2004 we, as owner of the servicing rights to the Mortgage Loans, transferred the servicing rights to the Mortgage Loans to Bayview; and, pursuant to a Sub Servicing Agreement dated as of April 1, 2004 Prospect Service Corp. agreed to act as sub-servicer of the Mortgage Loans.

The purpose for the securitization and sale was to 1) increase the yield on the residential mortgages and 2) realize cash to invest in interim loans and UDF.

On January 28, 2005, UMTLT and UMT Funding Trust simultaneously entered into agreements for the securitization of $9,700,797 principal amount of our mortgage loans through the private issuance of $7,275,598 in 9.25% Class A Notes.  The purpose for the securitization was to 1) increase the yield on the residential mortgages and 2) realize cash to invest in interim loans and UDF.  The Notes, together with $2,425,199 in Class B Certificates, (collectively referred to as the “Securities”) were issued by Wachovia Bank as Trustee pursuant to a Trust Agreement dated as of January 1, 2005 between the Bank and the Depositor, UMT Funding Trust. The Securities evidence the entire beneficial ownership interest in a Trust Fund created under the Trust Agreement, which consists of a pool of Mortgage Loans with an aggregate principal balance of $9,700,797 as of January 1, 2005. We transferred the Mortgage Loans (excluding the servicing rights) to the Seller as a capital contribution and the Seller sold the Mortgage Loans to the Depositor pursuant to a Mortgage Loan Sale Agreement dated as of January 1, 2005.

The Depositor then sold the  $7,275,598 of the 9.25% Class A Notes to Bayview Financial, L.P. (“Investor”), at one hundred percent of the Senior Security (Class A Notes) plus accrued interest from the cut-off date to the date of purchase pursuant to a Purchase Agreement dated as of January 26, 2005  between the Investor, the Depositor and us. We accounted for this transaction as an asset sale at par value. The Notes were sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.  The Class B certificates were retained by the Depositor.

The Mortgage Loan Sale Agreement includes a right on the part of the Depositor to require the Seller to repurchase certain Mortgage Loans upon the Seller’s breach of a representation or warranty with respect to certain characteristics of the Mortgage Loans. We agreed to guarantee the obligations of the Seller under the Mortgage Loan Sale Agreement, including the obligation of the Seller to repurchase Mortgage Loans as to which the Seller has breached a representation or warranty. The Class B Certificates give the Depositor the right to receipt all remaining monthly principal and interest after all payments due on the Class A Notes and all principal and interest on the Mortgage Loans after retirement of the Class A Notes.  The Class B Certificates were retained by the Depositor, which represent our beneficial interest in the pool of mortgage loans, are carried on our balance sheet.

Simultaneously with the Depositor’s conveyance of the Mortgage Loans to the Trustee and pursuant to the terms of a Servicing Rights Transfer Agreement dated as of January 1, 2005 we, as owner of the servicing rights to the Mortgage Loans, transferred the servicing rights to the Mortgage Loans to the Investor and, pursuant to a Sub Servicing Agreement dated as of January 1, 2005 Prospect Service Corp. agreed with the Investor to act as sub-servicer of the Mortgage Loans.

Gain or loss on the sale of the mortgage loans depends in part on the previous carrying value of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair market value at the date of transfer.  To obtain fair values, quoted market prices are used if available.  However, quotes were not available for the Company’s retained interests, so the Company estimated fair value based on the present value of future expected cash flows using management’s best estimate of the key assumptions: credit losses, prepayment rates and discount rates commensurate with the risks involved.  The Company used an expected weighted-average life of 5.5 years.  Based on expected credit losses of 1.5%, prepayment rate of 18.2% and a discount rate of 11.0%, no gain or loss was recognized related to the sale of these mortgage loans as the carrying value approximated the fair value at the date of the securitization.

The sensitivity to an immediate 10% and 20% adverse change in the assumptions used to measure fair value of the securitized mortgage loans is as follows:

FOR THE 2005 SECURITIZATION
Prepayment speed assumption (annual rate):
Impact on fair value of 10% adverse change	$15,000
Impact on fair value of 20% adverse change	30,000

Expected credit losses (over remaining life of loans):
Impact on fair value of 10% adverse change	12,000
Impact on fair value of 20% adverse change	24,000

Residual cash flows discount rate (annual):
Impact on fair value of 10% adverse change	221,000
Impact on fair value of 20% adverse change	433,000

FOR THE 2004 SECURITIZATION
Prepayment speed assumption (annual rate):
Impact on fair value of 10% adverse change	9,000
Impact on fair value of 20% adverse change	18,000

Expected credit losses (over remaining life of loans):
Impact on fair value of 10% adverse change	11,000
Impact on fair value of 20% adverse change	23,000

Residual cash flows discount rate (annual):
Impact on fair value of 10% adverse change	213,000
Impact on fair value of 20% adverse change	$418,000

These sensitivities are hypothetical and should be used with caution.  Changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear.  Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.